

September 12, 2013

<u>Via E-mail</u>
Gary L. McArthur
Chief Financial Officer
Harris Corporation
1025 West NASA Boulevard
Melbourne, Florida 32919

> **Re: Harris Corporation**
> **Form 10-K for the fiscal year ended June 28, 2013**
> **Filed August 26, 2013**
> **File No. 001-03863**

Dear Mr. McArthur:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by confirming that you will revise your document in future filings and by providing any requested information. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

<u>Form 10-K</u>

<u>Management's Discussion and Analysis of Financial Condition and Results of Operations, page 31</u>

<u>Liquidity, Capital Resources and Financial Strategies, page 43</u>

1. Please revise your cash flow analysis to cover the three-year period in your financial statements. You should consider using year-to-year comparisons or any other formats that in your judgment enhance a reader's understanding. Please confirm your understanding of this matter and that you will revise your liquidity discussion, accordingly. Refer to Instruction 1 to Item 303(A) of Regulation S-K.

Financial Statements, page 53

Notes to Consolidated Financial Statements, page 62

Note 8: Goodwill, page 71

2. We note from the disclosure included in Note 8 that the company reclassified goodwill aggregating $678.4 million associated with the Integrated Network Solutions segment to discontinued operations during the year ended June 29, 2012. Please explain to us how the company calculated or determined the amount of goodwill that was reclassified to discontinued operations during the fiscal year ended June 29, 2012.

Note 22: Income Taxes, page 82

3. We note from the disclosure included in Note 22 that the company has not recognized a provision for United States income taxes on $324.6 million of undistributed earnings of international subsidiaries because it is your intention to reinvest those earnings indefinitely and the determination of unrecognized deferred U.S tax liability for the undistributed earnings of such subsidiaries is not practicable. Please revise your discussion in the Liquidity and Capital Resources section of MD&A to discuss the amount of cash held by your foreign subsidiaries at the most recent balance sheet date, the fact that you would be required to recognize U.S. income taxes on such funds if they were repatriated to the United States and a statement indicating that you have no current plans to repatriate such funds.

Note 23: Fair Value Measurements, page 84

4. We note that you disclose the fair value of the assets of CIS measured at fair value on a non-recurring basis at June 28, 2013 in accordance with ASC 820-10-50-2. However, we note from pages 64 and 72 of your Form 10-K, that fair value calculations were required in the fourth quarter of fiscal 2013 related to the impairments of long-lived and intangible assets. Please revise your disclosures regarding the fair values of assets measured at fair value on a non-recurring basis to include all such assets at June 28, 2013.

Form 8-K filed July 30, 2013

Exhibit 99.1

5. We note that tables 5 and 6 present essentially a non-GAAP income statement for the three and twelve months periods ended June 28, 2013 and June 29, 2012. Please note that this non-GAAP presentation is generally not considered appropriate as it places undue prominence on non-GAAP information as outlined in Section 102.10 of the Compliance and Disclosure Interpretations on Non-GAAP Financial Measures

maintained on the Commissions website at http://www.sec.gov/divisions/corpfin/guidance/nongaapinterp.htm. This format may be confusing to investors as it reflects non-GAAP measures which have not been otherwise described to investors. In this regard, we note that only non-GAAP income from continuing operations, non-GAAP operating income, and non-GAAP operating margin are discussed in the accompanying narrative. To eliminate potential investor confusion, please disclose only those non-GAAP measures used by management that you wish to highlight for investors, with the appropriate disclosures and reconciliations for each individual non-GAAP measure. The current non-GAAP income presentation should be eliminated from any future press releases that are filed or furnished in future Form 8-K filings.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Heather Clark at 202-551-3624 if you have questions regarding comments on the financial statements and related matters. Please contact me at 202-551-3813 with any other questions.

Sincerely,

/s/ Linda Cvrkel

Linda Cvrkel
Branch Chief